Filed Pursuant to Rule 424(b)(3)

Registration No. 333-210880

CIM COMMERCIAL TRUST CORPORATION

SUPPLEMENT NO. 3, DATED OCTOBER 27, 2016,

TO THE PROSPECTUS, DATED JULY 1, 2016

This prospectus supplement (this “Supplement No. 3”) is part of the prospectus of CIM Commercial Trust Corporation (the “Company”), dated July 1, 2016 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 21, 2016 (“Supplement No. 1”), and Supplement No. 2, dated October 11, 2016 (“Supplement No. 2”). This Supplement No. 3 supplements certain information contained in the Prospectus. This Supplement No. 3 should be read, and will be delivered, with the Prospectus, Supplement No. 1 and Supplement No. 2. All references to paragraphs and sentences in the Prospectus made by this Supplement No. 3 correspond to paragraphs and sentences in the Prospectus as updated through Supplement No. 2.

The purpose of this Supplement No. 3 is to:

•                  reflect certain changes to the terms of the offering; and

•                  update for certain other developments.

PROSPECTUS UPDATES

Incorporation By Reference

The following disclosure replaces in its entirety the Incorporation By Reference section of the Prospectus:

INCORPORATION BY REFERENCE

The Securities and Exchange Commission, which we refer to as the SEC, allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents (other than information furnished rather than filed):

•                  the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on March 15, 2016;

•                  the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2016, filed on May 10, 2016, and for the quarter ended June 30, 2016, filed on August 9, 2016; and

•                  the Company’s Current Reports on Form 8-K filed on June 1, 2016 and October 11, 2016.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus and a copy of any or all other contracts or documents which are referred to in this prospectus. Requests should be directed to: CIM Commercial Trust Corporation, Attn: Investor Relations, 17950 Preston Road, Suite 600, Dallas, Texas 75252.

The Offering

The following disclosure replaces in its entirety the fifth paragraph under the heading “Preferred Stock Offered by Us: Redemption at the Option of a Holder” in the Offering section of the Prospectus:

If a holder of shares of Series A Preferred Stock causes the Company to redeem such shares, we will pay the redemption price in cash or, on or after the first anniversary of the issuance of the shares of Series A Preferred Stock to be redeemed, at our option and in our sole discretion, in equal value through the issuance of shares of Common Stock, based on the volume weighted average price of our Common Stock for the 20 trading days prior to the redemption.

The following disclosure replaces in its entirety the only paragraph under the heading “Preferred Stock Offered by Us: Optional Redemption by the Company” in the Offering section of the Prospectus:

Optional Redemption by the Company. From and after the fifth anniversary of the date of original issuance of any shares of Series A Preferred Stock, we will have the right (but not the obligation) to redeem such shares at 100% of the Stated Value, initially $25 per share, plus any accrued but unpaid dividends. If we choose to redeem any shares of Series A Preferred Stock, we have the right, in our sole discretion, to pay the redemption price in cash or in equal value through the issuance of shares of Common Stock, with such value of Common Stock to be determined based on the volume weighted average price of our Common Stock for the 20 trading days prior to the redemption.

Risk Factors

The following disclosure replaces in its entirety the first sentence in the risk factor “Shares of Series A Preferred Stock may be redeemed for shares of Common Stock, which ranks junior to the Series A Preferred Stock with respect to dividends and upon liquidation” in the Risk Factors section of the Prospectus:

Beginning on the date of original issuance of any given shares of Series A Preferred Stock, the holder of such shares may require us to redeem such shares, with the applicable redemption price payable, in cash or, on or after the first anniversary of the issuance of shares of Series A Preferred Stock to be redeemed, in our sole discretion, in cash or in equal value through the issuance of shares of Common Stock, based on the volume weighted average price of our Common Stock for the 20 trading days prior to the redemption.

The following disclosure replaces in its entirety the second sentence in the risk factor “We have the option to redeem your shares of Series A Preferred Stock under certain circumstances without your consent”  in the Risk Factors section of the Prospectus:

We have the right, in our sole discretion, to pay the redemption price in cash or in equal value through the issuance of shares of Common Stock, based on the volume weighted average price of our Common Stock for the 20 trading days prior to the redemption.

Market Price of and Dividends on the Company Common Stock

The following disclosure replaces in its entirety the Market Price of and Dividends on the Company Common Stock section of the Prospectus:

MARKET PRICE OF AND DIVIDENDS ON THE COMPANY COMMON STOCK

Commencing with the completion of the merger, which we refer to as the Merger, on March 11, 2014, pursuant to the merger agreement, which we refer to as the Merger Agreement, between PMC Commercial Trust, which we refer to as PMC Commercial, and CIM REIT, an affiliate of CIM Group, and subsidiaries of the respective parties, our shares of Common Stock have been traded on NASDAQ under the symbol “CMCT.” The following table sets forth, for the periods indicated, the high and low sales prices as reported on NASDAQ and the regular dividends per share declared by us for each such period.

			Regular

			Quarterly

			Dividends
Quarter Ended	High	Low
			Per Share
September 30, 2016	$16.97	$14.54	$0.21875

June 30, 2016	$20.27	$16.01	$0.21875

March 31, 2016	$18.99	$15.14	$0.21875

December 31, 2015	$21.27	$14.72	$0.21875

September 30, 2015	$21.55	$14.31	$0.21875

June 30, 2015	$19.45	$16.90	$0.21875

March 31, 2015	$18.86	$14.50	$0.21875

December 31, 2014	$24.70	$14.79	$0.21875

September 30, 2014(1)	$23.49	$14.71	$0.21875

(1)         The regular quarterly dividend per share amounts do not include PMC Commercial’s pre-Merger dividends or the special dividend paid to PMC Commercial’s pre-Merger stockholders; however, these amounts do include the dividends paid on the shares of preferred stock issued to Urban II in the Merger on an as converted basis.

On October 25, 2016, there were approximately 570 holders of record of our Common Stock, excluding stockholders whose shares were held by brokerage firms, depositories and other institutional firms in “street name” for their customers. The last reported sales price of our Common Stock on October 26, 2016 was $15.80.

As of October 25, 2016, 1.95% of our shares of Common Stock were held by non-affiliated stockholders.

The holders of our Common Stock are entitled to receive dividends when and as declared by the Board of Directors.

Securities Offered in This Offering

The following disclosure replaces in its entirety the fifth paragraph under the heading “Series A Preferred Stock: Redemption at the Option of a Holder” in the Securities Offered in This Offering section of the Prospectus:

If a holder of shares of Series A Preferred Stock causes the Company to redeem such shares, we will pay the redemption price in cash or, on or after the first anniversary of the issuance of shares of Series A Preferred Stock to be redeemed, at our option and in our sole discretion, in equal value through the issuance of shares of Common Stock, based on the volume weighted average price of our Common Stock for the 20 trading days prior to the redemption.

The following disclosure replaces in its entirety the last sentence of the only paragraph under the heading “Series A Preferred Stock: Optional Redemption Following Death of a Holder” in the Securities Offered in This Offering section of the Prospectus:

Upon any such redemption request from a holder’s estate, we will pay the redemption price in cash or, on or after the first anniversary of the issuance of the shares of Series A Preferred Stock to be redeemed, at our option and in our sole discretion, in equal value through the issuance of shares of Common Stock, based on the volume weighted average price of our Common Stock for the 20 trading days prior to the redemption.

The following disclosure replaces in its entirety the last sentence of the first paragraph under the heading “Series A Preferred Stock: Optional Redemption by the Company” in the Securities Offered in This Offering section of the Prospectus:

We have the right, in our sole discretion, to pay the redemption price in cash or in equal value through the issuance of shares of Common Stock, with such value of Common Stock to be determined based on the volume weighted average price of our Common Stock for the 20 trading days prior to the redemption.

The following disclosure replaces in its entirety the last sentence of the third paragraph under the heading “Series A Preferred Stock: Optional Redemption by the Company” in the Securities Offered in This Offering section of the Prospectus:

Each such notice will state the date on which the redemption by us shall occur, which date will be no fewer than 10 nor more than 20 days following the notice date.

Description Of Capital Stock And Securities Offered

The following disclosure replaces in its entirety the third and fourth sentences of the first paragraph under the heading “General” in the Description of Capital Stock and Securities Offered section of the Prospectus:

As of October 25, 2016, 84,048,081 shares of our Common Stock and no shares of our Preferred Stock were issued and outstanding. Our Common Stock was held by approximately 570 stockholders of record as of October 25, 2016.